Exhibit 12.1

RATIO OF EARNINGS/ DEFICIENCY TO FIXED CHARGES

The following table sets forth, for each of the periods presented, our ratio of earnings to fixed charges and our coverage deficiency. You should read this table in conjunction with the financial statements and notes incorporated by reference in this prospectus.

(in thousands)	Three Months Ended March 31,2017	Year Ended December 31,2016	Year Ended December 31,2015	Year Ended December 31,2014
Net loss	27,728	78,253	62,949	55,781
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A
Coverage deficiency	(27,728)	(78,253)	(62,949)	(55,781

 (1)     We did not record earnings for the three months ended March 31, 2017, and for the years ended December 31, 2016, 2015 and 2014. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.